# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Immunovant, Inc., CIK 0001764013
CUSIP: 45258J102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 320 W. 37th St, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0001104659-19-075127
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek J. Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave., New York, New York (NY), 10017, (212) 450-4000; Stephen A. Byeff, Davis Polk & Wardwell LLP, 450 Lexington Ave., New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 113,327,007; shared voting power 0; sole dispositive power 113,327,007; shared dispositive power 0; aggregate amount beneficially owned 113,327,007 (55.9% of the class)
  Comment: (1) Share amounts for Sole Voting Power, Sole Dispositive Power and Aggregate amount beneficially owned include the 10,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Immunovant, Inc. (the "Issuer") issuable upon conversion of the Series A Preferred Stock issued to Roivant (as defined below) as described in the Original Schedule 13D (as defined below) (the "Preferred Shares").
  (2) All share percentage calculations in this Amendment No. 10 to the Original Schedule 13D are based on (i) 202,678,277 shares of Common Stock issued and outstanding as of December 12, 2025 based on information provided by the Issuer, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Preferred Shares, plus (ii) the 26,200,000 shares of Common Stock of the Issuer issued in the Offering (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Immunovant, Inc.
Address of issuer's principal executive offices: 320 W. 37th St, New York, New York (NY), 10018
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 10 ("Amendment No. 10") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020, as further amended by Amendment No. 5 filed with the SEC on March 8, 2021, as further amended by Amendment No. 6 filed with the SEC on August 2, 2021, as further amended by Amendment No. 7 filed with the SEC on October 4, 2023, as further amended by Amendment No. 8 filed with the SEC on January 15, 2025, as further amended by Amendment No. 9 filed with the SEC on April 21, 2025 (as so amended, the "Original Schedule 13D") relating to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Immunovant, Inc. (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 10 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following to the end thereof:

Roivant acquired an additional 16,666,666 shares of Common Stock in an underwritten public offering pursuant to the Issuer's registration statement on Form S-3 (File No. 333-275419) that closed on December 12, 2025 (the "Offering"). The price per share of Common Stock in the Offering was $21.00.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

Roivant purchased an aggregate of 16,666,666 shares of Common Stock in the Offering to provide further capital to the Issuer for the advancement of the Issuer's development pipeline, working capital and other general corporate purposes, as well as to increase its ownership interest in the Issuer following the Offering. As the Issuer's largest shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended to include the following:

Reporting Person (Roivant)

Roivant directly beneficially owns 113,327,007 shares, or 55.9%, of the Common Stock, after giving effect to (i) the 10,000 Preferred Shares and (ii) the Offering, and has sole voting and dispositive power over such Common Stock (including the Preferred Shares. Roivant disclaims beneficial ownership in all Common Stock (including the Preferred Shares) reported herein, except to the extent of Roivant's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7-10 of the cover page to this Amendment No. 10 for information regarding Roivant's power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock (including the Preferred Shares). Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant's knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 10, Roivant has not effected and, to Roivant's knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 10, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from any sale of the shares to which this Amendment No. 10 relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 7.01 Form of Lock-up Agreement (included as Exhibit A to the Underwriting Agreement, dated as of December 10, 2025, between the Issuer and Leerink Partners LLC), incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Immunovant, Inc. with the Securities and Exchange Commission on December 12, 2025.

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (12/12/2025)